Exhibit 99.1

News Release

B2Gold Corp. to List on the NYSE MKT Exchange

Vancouver, June 4, 2013 – B2Gold Corp. (TSX: BTO, OTCQX: BGLPF, NSX: B2G) (“B2Gold” or the “Company”), is pleased to announce that its common shares have been approved to list on the NYSE MKT LLC (“NYSE MKT”) and will begin trading under symbol “BTG” on June 6, 2013. The Company’s shares will continue to be listed on the Toronto Stock Exchange under symbol “BTO” and on the Namibian Stock Exchange under the symbol “B2G”. The Company will withdraw its shares from listing on the OTCQX concurrent with listing its shares on the NYSE MKT.

“Listing on the NYSE MKT is an important milestone for B2Gold which will create greater exposure among institutional and retail investors” said Clive Johnson, President and CEO of B2Gold Corp.

 “We welcome B2Gold Corp. to the NYSE Euronext family of listed companies and onto the NYSE MKT and we look forward to building a strong and lasting relationship with B2Gold Corp.’s management and stockholders," said Scott Cutler, Executive Vice President, NYSE Euronext.

About B2Gold Corp.

B2Gold is a Vancouver based gold producer with three operating mines (two in Nicaragua and one in the Philippines) and a strong portfolio of development and exploration assets in Nicaragua, Colombia, Namibia and Uruguay.

B2Gold’s corporate objective is to continue to be a leader in building shareholder value through optimizing gold production at existing mines, the exploration and development of existing projects and potential acquisitions.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean Vice President, Investor Relations 604-681-8371	Kerry Suffolk Manager, Investor Relations 604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release. This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including statements regarding the timing for commencement of trading, benefits of listing B2Gold’s shares on the NYSE MKT and projected future gold production rates.  All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements.  Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by  words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur.  All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.  Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the failure to continue satisfying the listing requirements of the NYSE MKT on the anticipated listing date, failure to achieve the anticipated benefits therefrom and failure to achieve projected future gold production rates due to factors including metal price fluctuations; uncertainty of reserve and resource estimates; risks of mining; adequate infrastructure, energy and other inputs; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; reliance upon third parties; litigation; and other risks identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which may be viewed at www.sedar.com and www.sec.gov, respectively.  There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.  Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. You should not place undue reliance on forward-looking statements.  B2Gold disclaims any obligation to update forward-looking statements, whether as a result of new information, events or otherwise, except as required by law.